                                SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, DC 20549

                                  SCHEDULE 13G

                          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                                   (AMENDMENT NO.  3)

Sky Petroleum, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

83083F102
(CUSIP Number)

July 12, 2010
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this Schedule is filed:

          Rule 13d-1(b)
X        Rule 13d-1(c)
          Rule 13d-1(d)

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Metage Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER
NUMBER OF		0*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

* The reporting person no longer controls any common shares through Metage Funds Limited, nor through Metage Special Emerging Markets Fund Limited, both of which are Cayman Islands investment companies.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1   (a).    Name of Issuer:

Sky Petroleum, Inc.
Item 1   (b).    Address of Issuer's Principal Executive Offices:

401 Congress Avenue, Suite 1540,
Austin, Texas  78701, USA

Item 2   (a).    Name of Person Filing:

Metage Capital Limited

Item 2   (b).    Address of Principal Business Office or, if None, Residence:

4th Floor, Ingeni, 17 Broadwick Street
London,  W1F 0DJ, United Kingdom

Item 2   (c).    Citizenship:

United Kingdom

Item 2   (d).    Title of Class of Securities:

Common shares, par value $0.001 per share

Item 2   (e).    CUSIP Number:

83083F102

Item 3.            If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                        (a)
   Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

                        (b)
   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

                        (c)
   Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

                        (d)
   Investment Company registered under Section 8 of the Investment Company Act     of 1940 (15 U.S.C. 80a-8);

                        (e)
   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

                        (f)
   An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

                        (g)
   A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

                        (h)

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                        (i)

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

                        (j)
Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.            Ownership.

                        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                        (a)   Amount beneficially owned:

                                        0 shares

                        (b)   Percent of class:

                                        0%

                              (c)   Number of shares as to which the person has:

                                      (i)      Sole power to vote or to direct the vote: 0

                                     (ii)      Shared power to vote or to direct the vote: 0

                                    (iii)      Sole power to dispose or to direct the disposition of: 0

                                    (iv)      Shared power to dispose or to direct the disposition of: 0

Instruction.
  For computations regarding securities which represent a right to acquire an underlying security see
§240.13d-3(d)(1).

Item 5.            Ownership of Five Percent or Less of a Class.

                        If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
X
.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

                                                N/A

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                                                N/A

Item 8.            Identification and Classification of Members of the Group.

                                                N/A

Item 9.            Notice of Dissolution of Group.

                                                N/A

Item 10.         Certification.

                                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2010
(Date)

(Signature)
Metage Capital Limited by Richard Webb / Chief Executive Officer
(Name/Title)